SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35022; File No. 812-15481

T. Rowe Price OHA Select Private Credit Fund and OHA Private Credit Advisors LLC

September 25, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management
investment companies that have elected to be regulated as business development companies
("BDCs") to issue multiple classes of shares with varying sales loads and asset-based service
and/or distribution fees.

Applicants: T. Rowe Price OHA Select Private Credit Fund and OHA Private Credit Advisors
LLC.

Filing Dates: The application was filed on July 5, 2023, and amended on September 13, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on October 20, 2023, and should be
accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Gregory S. Rubin, Esq., OHA Private Credit Advisors LLC, grubin@oakhilladvisors.com, with copies to Richard Horowitz, Esq., Dechert, LLP, richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel or Kyle R. Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated September 13, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.